Exhibit 99.1

8 June 2020

Midatech Pharma PLC

(“Midatech” or the “Company”)

Midatech enters into research collaboration with Dr Reddy’s Laboratories Ltd (Dr Reddy’s”)

Midatech Pharma’s next generation drug delivery technologies for comprehensively improving bio-delivery and bio-distribution to be applied to existing medicines in collaboration with Dr Reddy’s Laboratories.

Cardiff, UK, 8 June 2020: Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), an R&D biotechnology company focused on delivering innovative oncology and rare disease products to patients, today announces it has entered into a research collaboration with Dr Reddy’s, one of the global pharmaceutical companies, committed to accelerating access to affordable and innovative medicines.

Midatech will deploy its in-house expertise and proprietary drug delivery platforms towards comprehensive improvement of bio-delivery and bio-distribution of medicines nominated by Dr Reddy’s. Novel products arising from the collaboration are expected to benefit from precision clinical performance and advanced manufacturing technology and, critically, it is anticipated will advance the joint mission of both companies to make medicines that enable treatments, to address unmet patient needs and strive towards ‘Good Health’.

Sam Barker, Director of Business Development of Midatech, said: “This partnership with Dr Reddy’s is further recognition of the power of Midatech Pharma’s unique drug delivery technology to improve and expand treatment options for patients. We are delighted to be able to combine our technology with innovative industry partners, such as Dr Reddy’s, potentially enabling the unique qualities of this technology to reach beyond our own internal development pipeline for the benefit of all patients.”

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014 (MAR).

Midatech Pharma PLC
Stephen Stamp, CEO, CFO
Tel: +44 (0)1235 888300
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Freddy Crossley, Emma Earl (Corporate Finance)
James Stearns (Corporate Broking)
Tel: +44 (0)20 7886 2500

Turner Pope Investments (TPI) Limited (Joint Broker)
Andrew Thacker (Corporate Broking) Tel: +44(0)20 3657 0050

IFC Advisory Limited (Financial PR and UK Investor Relations)
Tim Metcalfe / Graham Herring
Tel: +44 (0)20 3934 6630
Email: midatech@investor-focus.co.uk

Edison Group (US Investor Relations) Joseph Green/ Laine Yonker Tel: (646) 653-7030/ 7035 jgreen@edisongroup.com/ lyonker@edisongroup.com

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is an R&D company focused on ‘Making Medicines Better’ by improving delivery of drugs in the body. The Company combines existing medications with its proprietary and innovative drug delivery technologies to provide compelling oncology and rare disease products that have the potential to powerfully impact the lives of patients undergoing treatment for life threatening diseases.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).

•	MidaSolve™ platform: an innovative nano-technology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.
•	MidaCore™ platform: a leading edge nano-technology used for targeting medications to sites of disease.

By improving biodelivery and biodistribution of approved existing molecules, Midatech’s unique R&D has the potential to make medicines better, lower technical risks, accelerate regulatory approval and route to market, and provide newly patentable products. The platform nature of the technologies allows the potential to develop multiple drug assets rather than being reliant on a limited number of programmes.

Midatech's headquarters and R&D facility is in Cardiff, UK. For more information please visit www.midatechpharma.com

About Dr. Reddy’s

Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Forward-Looking Statements

Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States Private Securities Litigation Reform Act. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements including, but not limited to, any payments that may be received, the success of the research collaboration in developing novel products, the strategic review and formal sale process.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.